FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                      to
Commission file number: 1-14659
A.	Full Title of Plan: Wilmington Trust Thrift Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890

1.
The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation’s stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2009, the names and addresses of those funds are the following:

Wilmington Small-Cap Strategy Fund
Wilmington Multi-Manager International Fund
Wilmington Broad Market Bond Fund
Wilmington Multi-Manager Large-Cap Fund
Wilmington Multi-Manager Real Asset Fund
Wilmington Stable Value Fund
Wilmington Trust Corporation Stock Fund
Wilmington Conservative Asset Allocation Fund
Wilmington Aggressive Asset Allocation Fund
Rodney Square North
1100 North Market Street
Wilmington, DE 19890

Fidelity Advisor Equity Growth Institutional Fund 100 Crosby Parkway Covington, KY 41015

LargeCap S&P 500 Index Separate Account Principal Global Investors 801 Grand Avenue Des Moines, IA 50392-0490

MidCap S&P 400 Index Separate Account Principal Global Investors 801 Grand Avenue Des Moines, IA 50392-0490

SmallCap S&P 600 Index Separate Account Principal Global Investors 801 Grand Avenue Des Moines, IA 50392-0490

Vanguard Windsor II Fund PO Box 1110 Valley Forge, PA 19482-1110

American Century Infl-Adjusted Bond Adv PO Box 419200 Kansas City, MO 64141-6200

Allianz NFJ Small-Cap Value Allianz Global Investors Fund Management LLC 1345 Avenue of the Americas New York, NY 10105

American Funds American Balances R4 Capital Research and Management Company 333 South Hope Street, 53rd Floor Los Angeles, CA 90071-1406

American Funds EuroPacific Growth $4 Capital Research and Management Company 333 South Hope Street, 53rd Floor Los Angeles, CA 90071-1406

Franklin Growth Franklin Advisers, Inc. One Franklin Parkway Building 970, 1st Floor San Mateo, CA 94403

Pioneer Cullen Value Pioneer Funds Distributor, Inc. 30 Dan Road Canton, MA 02021-2809

Royce Value Plus The Royce Funds 745 Fifth Avenue New York, NY 10151

MFS Government Securities R3 Fund MFS Investment Management 500 Bolyston Street, 15th Fl Boston, MA 02116

MetLife Stable Value Fund Metropolitan Life Insurance Company 200 Park Avenue New York, NY 10166

2.
The financial statements required to be filed for the Thrift Savings Plan, which qualifies under the Employee Retirement Income Security Act of 1974, will be filed as an amendment to this Form 11-K by June 28, 2010, 180 days after the end of the plan’s fiscal year.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K as of March 26, 2010.

/s/ David R. Gibson	(SEAL)

David R. Gibson, Chairman

/s/ Gary E. Butler	(SEAL)

Gary E. Butler

/s/ Rebecca A. DePorte	(SEAL)

Rebecca A. DePorte

/s/ Michael A. DiGregorio	(SEAL)

Michael A. DiGregorio

/s/ William J. Farrell II	(SEAL)

William J. Farrell II

/s/ I. Gail Howard	(SEAL)

I. Gail Howard

/s/ Kevyn N. Rakowski	(SEAL)

Kevyn N. Rakowski

/s/ Diane M. Sparks	(SEAL)

Diane M. Sparks